OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Kind Katie Movie Partners LLC

3973 Foxglove Road
Tucker, GA 30084

www.kindkatiemovie.com



THE OFFERING

Maximum $100,000 of Revenue Participation Rights

(with a contemplated increase to $1,000,000 if we exceed our initial maximum)

Minimum of $10,000 of Revenue Participation Rights

Company	Kind Katie Movie Partners, LLC
Corporate Address	3973 Foxglove Road, Tucker, GA 30084
Description of Business	KIND KATIE Movie Partners, LLC, a Georgia-based company, is an independent production company developing and producing the feature film *KIND KATIE*. The faith-based, true-life story is budgeted at $1 million. The production team consists of Producer/Writer Jon Graham, Producer/Writer Joshua W. Sims.
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks

*Perks are cumulative. (includes everything that comes with lesser investments.)

$100+ - an **on-screen credit.**

$500+ - a live online **Q&A with the production team** and cast (if they are available).

$750+ - an **autographed copy of the title page of the script** - suitable for framing to commemorate your first film team experience.

$1000+ - **one ticket to the premiere** (location TBA). You'll have to cover your own travel.

$2000+ - we'll double the offer and get you **two tickets** - OR you'll receive a **site license** and an advance BLU-RAY disc to show the film at your church (pending future distribution agreements).

$10,000+ - **visit the set** during filming, meet the cast and crew (if available) and we'll give you **FOUR tickets** to the premiere. Travel expenses are on you and set visits will

have to sync up with our shoot schedule. And you might be able to **be an extra** on set.

$25,000+ - you're a **Co-Executive Producer** with an onscreen credit and all the benefits I've already mentioned.

(travel expenses are your responsibility, scheduling conflicts may limit availability of some perks)

*All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

KIND KATIE Movie Partners, LLC, a Georgia-based company, is an independent production company developing and producing the feature film *KIND KATIE*. The faith-based, true-life story has a projected budget of $1 million. The production team consists of Producer/Writer Jon Graham, Producer/Writer Joshua W. Sims.

Sales, Supply Chain, & Customer Base

Our product, the motion picture, KIND KATIE will be marketed to movie goers and watchers worldwide. A multitude of distribution outlets will likely be employed including but not limited to theatrical release, video on demand, subscription based video on demand, broadcast, DVD/Blu-Ray - and these will be in both foreign and domestic markets. All of these distribution channels will provide revenue streams for the film. Companion products like a novelization, soundtrack and other ancillary items will also provide revenue streams for the company.

Our theatrical distribution strategy includes (in part) utilizing a service called Tugg which will reduce distribution fees and bring more revenue directly to the company.

The film will be strategically marketed to those interested in faith-based film, true-story films, and specifically middle-aged women and young adult females will be our target.

Competition

All movies compete for movie-goers' dollars based on interest, timing, and marketing. The faith-based field is a growing field with a highly supportive fan base.

Liabilities and Litigation

none.

The team

Officers and directors

| Jon G. Graham | Producer / Co-Writer / Manager |
| Joshua W. Sims | Producer / Co-Writer / Manager |

Jon G. Graham
Jon Graham has shot, scripted, edited and produced numerous documentary shorts for corporate, non-profit and entertainment markets, winning multiple peer awards. He also has produced, directed and written for live stage for many years. He is in post-production of a documentary called Rimshots about the principle percussionist for the Atlanta Symphony Orchestra (retired). Graham also served as General Manager for a radio station and is a broadcasting entrepreneur and visionary on the leading edge of new media strategies. In 2012, Graham was asked to judge a division of the New York State Emmys. In 2016, Graham launched PeachFlicks – a distribution vehicle for Georgia-based independent film. A talented musician, he has performed in more than 30 states in the U.S. and seven European countries. In addition, Graham has recorded an album of his own and produced two albums that were distributed to Major League Baseball players. Graham has a Bachelor of Arts in Mass Communication from Shorter University, a Master's degree from New Orleans Seminary and has completed most of the work for his Doctorate from Luther Rice University. He is also an adjunct professor for the University of Phoenix and teaches American Media in Culture. Since 2007, Graham has served as State Missionary / Associate Consultant for video production for the Georgia Baptist Mission Board, providing video content for over 3600 partner churches across the state of Georgia. He also serves as CEO of PeachFlicks (since 2016) and he is CEO of Graham Creative, LLC - his production company.

Joshua W. Sims
An artist at heart, Josh has been creating with his hands most of his life. When he was younger it was mud and Legos, but as he got older it became drawing / sketching / designing with ink and paper, playing music and song writing, graphic design, film making and woodworking. He knew he wouldn't be a professional Lego Builder or later a famous musician, but he stayed close by spending many years behind a sound

console mixing for live events in college, and later in a salaried position as a Church Media Director and then Video Producer. Since graduating college in 2008 with an BFA in Narrative Production, he's hiked cameras all over the world telling stories of Missionaries and Humanitarian Non-Profits from India to Peru, the UAE to Panama. After a brief stint as Creative Director for a soon to be large corporate video agency in Atlanta, Josh started Paper Rocket Picture Company in 2012, where he serves as Producer / Storyteller. Also in 2012, Josh was asked to teach two sections of Video Production coursework at Gwinnett Technical College. In the 4 years he was there, he saw students leave his classes and go on to land internships and jobs in the Atlanta Film Industry. By the closing of 2016, Josh had Produced and / or Directed content for many national and a few global brands, as well as quite a few teaching curriculum DVD's for various non-profits, and a men's bible study series with former U.S. Navy Seals titled Common Man Uncommon Life. He has carved out a little piece of the farm life he grew up with on the east side of Atlanta where he spends his off days planting, woodworking and playing with his dogs. Josh has been CEO of Paper Rocket Picture Company since 2007 and is proud to be a manager for Kind Katie Movie Partners, LLC since March 2017

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Factors** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **Company Is Newly Formed** The Company has a limited operating history and has not generated revenue from intended operations yet. We are a startup company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed

plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 1, 2017 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements

- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

- **Competition** Competition from better-funded companies with more experience may affect our success. We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

- **Labor Laws / Conditions** Labor laws for actors, or strike by actors' unions may affect our ability to complete the picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and

the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- **Spending Habits and Use of Time by Audiences** We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations

- **Availability of Personnel** In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or post-production of the film, in which case suitable personnel will be substituted by management. Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production.

- **Dependence on Audience Acceptance** Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of any of

our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs

- **Insurance of Personnel** Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Jon Graham and Joshua Sims in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jon Graham or Josh Sims die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has entered or intends to enter into employment agreements with Auric Steele, Jon Graham, Josh Sims, Drew Waters, Chad Gundersen, Jill Hames-Graham, and Erin Bethea, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jon Graham or Josh Sims could harm the Company's business, financial condition, cash flow and results of operations

- **The film might never be made.** If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. The revenue participation rights only provide a right to share in the revenues of the "Kind Katie" feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film. The film might not be made due to unforeseen circumstances such as a loss of key personnel, industry strike, weather, natural disaster, illness of cast or other key personnel.

- **Limited Rights of Investors** Holders of Revenue Participation Rights have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any affirmative or negative covenants relating to the operation of the business or otherwise. The Company does not have any voting agreements in place for Revenue Participation Rights participants. The Company does not have any shareholder/equity holder agreements in place. Investors under no

circumstances shall have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name). As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer(s).

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jon Gordon Graham, 51.0% ownership, Producer / Manager
- Joshua Wiley Sims, 49.0% ownership, Producer / Manager

Classes of securities

- Investor Revenue Participation Rights: 0

  #### Voting Rights

  Parties to the Investor Financing Agreement shall have no voting rights in the Company.

  #### Management

  The Company shall be managed by Jon G. Graham and Joshua W. Sims.

  #### Distribution Rights

  Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

  First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

  following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds

(other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in

connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection

Investors may experience dilution if Budget exceeds $1M, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $2,000,000. Any funds raised in excess of $2,000,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

- Membership Interests: 100

Voting Rights

Membership Interest holders shall hold a vote equal to their percentage ownership of the total outstanding membership interests in the company. Parties to the Investor Financing Agreement shall have no voting rights in the Company.

Management

The Company shall be managed by Jon G. Graham and Joshua W. Sims.

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, if any, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

"Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a

distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

Dilution Protection

Investors may experience dilution if Budget exceeds $1M, but not to exceed dilution of pro-rate Investor Funds and Additional Investor Funds of $2,000,000. Any funds raised in excess of $2,000,000 towards the budget, and other compensation owed to third parties will be shared out of the "Producers' Side" of the Profits.

What it means to be a Minority Holder

As a holder of Revenue Participation Rights you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected $1,000,000 budget amount listed (up to, but not to exceed $2,000,000). When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

If the company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

If the Company reaches it's initial maximum goal of $107,000, it is expected that the Company will increase it's offering maximum to $1,070,000, which will create the opportunity for such dilution.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not necessarily based on this offering):

· Jane invests $10,000 representing 1% of the published maximum to be raised (based on $1,000,000 maximum)

· The Company has an angel investor offer $200,000 for marketing and distribution expenses. This puts the Company in a much stronger position for successful box office sales, more control of distribution efforts, and will potentially raise ancillary distribution offers.

· While the company will likely have a larger net profit, Jane's percentage of revenue has gone from 1% down to .83% of the investor pool.

If you are making an investment expecting to own a certain percentage of the revenue,

it's important to realize how the value of your investment can decrease by actions taken by the Company. Dilution can make drastic changes to earnings per investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-07-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Spring 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation.

We will be able to start production once we have received $750,000.

Funds raised in excess of that amount prior to production beginning will be used for larger named talent as available and more production value on screen (additional locations, set design, special effects as needed).

Funds raised in excess of that amount after production begins will be used for post production expenses that will enhance the value of the film (film scoring, music licensing).

Any leftover funds will be used in part for increased marketing and distribution of the film.

Financial Milestones

The company is seeking investment for development of a film. All proceeds will go toward development, production, post-production and distribution of the film. The company believes it will be profitable no longer than three years after the first distribution window is achieved.

Based on comparable films in budget, subject matter, and genre, the company believes a reasonable expectation of gross profit should be between 2.5 Million and 4 Million dollars over the entire revenue life of the film.

Future financial milestones that should impact the company include:

- Theatrical ticket sales rolled out via Tugg.com with a target of 1000 tickets sold per week in 30 markets over three weeks, for a gross sale of $900,000.
- Distributor driven domestic theatrical release. (est. $2 Million gross sales)
- Domestic VOD/SVOD rights (est $1 Million gross sales)
- Domestic DVD/Blu-Ray (est $400,000)
- Domestic Broadcast Rights (est $200,000)
- Foreign rights (as above) at estimated 40% of domestic returns

Liquidity and Capital Resources

The company was formed in February and has minimal assets ($9000.00 +/-) and no liabilities. Funding is required to commence and complete production and marketing the motion picture. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company, not to exceed the amount of $2 million, all such funds to be used for production and marketing of the motion picture.

Indebtedness

The Company has not had any material terms of indebtedness

Recent offerings of securities

None

Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
Start Engine Fees (6%)	$600	$6,000
Professional Fees	$1000	$1000
Net Proceeds	$8,400	$93,000
Use of Net Proceeds:		
Teaser / Trailer Production	$3,000	$10,000
Marketing	$5,000	$30,000
Working Capital	$400	$33,000
Travel	$0	$20,000
Total Use of Net Proceeds	$8,400	$93,000

We are seeking to raise $100,000.00 in this round and up to 1,000,000 in subsequent rounds through Regulation Crowdfunding, with a minimum target raise of $10,000.00.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised.

We will pay Start Engine $600.00 if we only raise the minimum target amount, $6,000.00 for this initial round, and $60,000 total if we raise the maximum offering amount.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover the $1 million that we project we will need in 2017 and 2018 to build on our successful marketing efforts of the past year.

Specifically, we intend to produce and distribute and market a faith-based film called

Kind Katie.

If we raise $10,000, the money will be used as seed money, for legal fees, and to advertise/market the offering.

Specifically (but not limited to):

1. Highly targeted ads on Facebook to small and medium investors who are also interested in faith-based films.

2. Highly targeted promotion on Christian radio stations, thereby targeting superfans of faith-based films.

3. Highly targeted ads on websites that cater specifically to faith-based fans.

4. Fees to third party consultants to maximize SEO and SEM to draw traffic to the offering.

If we raise $10,000 - $1,000,000.00 some of the money will be used to advertise the offering, and the rest as proof of concept to attract high net worth individuals as investors.

1. Leverage further advertising, broadening the target audience listed above.

2. Third party consultants to increase reach of campaign.

3. Keep the majority of the funds in reserve for use in production of the movie.

4. Demonstrate proof-of-concept to secure name talent for roles in the movie.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.kindkatiemovie.com in the area labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kind Katie Movie Partners LLC

[See attached]

I, Jon G. Graham, the CEO of Kind Katie Movie Partners, LLC, hereby certify that the financial statements of Kind Katie Movie Partners, LLC and notes thereto for the period 7/31/2017 included in this Form C offering statement are true and complete in all material respects. Kind Katie Movie Partners, LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4th day of September, 2017.

_____ (Signature)

CEO, Kind Katie Movie Partners, LLC(Title)

_____ (Date)
    9/4/2017

KIND KATIE MOVIE PARTNERS, LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
JULY 31, 2017

KIND KATIE MOVIE PARTNERS, LLC
Index to Financial Statement
(unaudited)

	Pages
Balance Sheet as of 7/31/17	3
Income Statement through 7/31/17	4
Statement of Cashflow as of 7/31	5
Shareholder's Equity Statement as of 7/31	6
Notes to Statements	7

KIND KATIE MOVI
BALANCE SHEET
AS OF 7/31/2017
(unaudited)

Assets

31 Jul 2017

Cash and Cash Equivalents	
Working Account 9,707	
Total Cash and Cash Equivalents 9,707	
Total Assets 9,707	

Liabilities and Equity

Equity	
Current Year Earnings	9,607
Owners Contribution	100
Total Equity	**9,707**
Total Liabilities and Equity	**9,707**

Income Statement

Kind Katie Move Partners LLC
21 March to 31 July 2017

	31 Jul 17
Gross Profit	-
Operating Income / (Loss)	-
Other Income and Expense	
Advertising	(416)
Bank Service Charges	(18)
Donations	14,112
Entertainment	(21)
Legal Expenses	(4,000)
Printing & Stationery	(50)
Total Other Income and Expense	**9,607**
Net Income / (Loss) before Tax	**9,607**
Net Income	**9,607**
Total Comprehensive Income	**9,607**

KIND KATIE MOVIE PARTNERS LLC
STATEMENT OF CASH FLOWS
3/21/17 – 7/31/17

Cash Flows from Operating Expenses

Donations	14,112
Advertising	(416)
Bank Service Charges	(18)
Entertainment	(21)
Legal Expenses	(4000)
Printing & Stationary	(50)
NET CASH USED IN OPERATING EXPENSES	(4505)
Cash End of Term	**9607**

Shareholder's Statement of Equity as of 7/31/2017

			Total Equity
Inception			100.00
Donated capital			14,112.00
Expenses 3-21-17 - 7-31-201			-4,505.00
Net income (loss)			9,707.00
31-Jul-17			9,707.00
Shareholder's Equity			
Jon G. Graham (51%)			4,950.57
Joshua W. Sims (49%)			4,756.43

NOTE 1 – NATURE OF OPERATIONS

KIND KATIE MOVIE PARTNERS, LLC was formed on 3/21/2017 ("Inception") in the State of Georgia. The balance sheet of KIND KATIE MOVIE PARTNERS, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucker, GA

KIND KATIE MOVIE PARTNERS, LLC will be producing a feature film and seeking all possible distribution avenues for the film including, but not limited to theatrical release, video on demand, subscription video on demand, broadcast and subscriber based broadcast (cable) for both domestic and international markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

(1)   **Newly Organized Entity.** The Company is a newly organized entity and therefore has no history of operations or earnings. The Company is being created for the sole purpose of developing and producing one motion picture to be sold or assigned to a distributor or self-distributed and exploited in various ancillary markets. Once all revenue has been received and all distributions made, the Company will cease to exist. Any other motion picture developed or produced by the Managers shall be developed or produced under the direction of a separately created limited liability company or other entity.

(2)   **Tax Issues.** The Internal Revenue Service may disallow some or all of the deductions or losses to be claimed by the Company, and the Internal Revenue Service may attempt to treat the Company as an association taxable as a corporation, which would have an adverse economic effect on the Investors and may cause a substantial reduction in yield, if any, of the Investors' investment in the Company.

(3)   **Unaudited Financial Information.** Any financial information such as budgets and projections of the Company that are included with this Offering material has not been audited as of this date. Although the Company believes that the financial information included in the budget accurately reflects the financial budget and projections for the Picture, such financial information has not been subjected to the additional procedures and verification required in the audit process. However, such budget and projections have been made in good faith and, to the best of the knowledge of the Managers, are accurate.

(4)   **Other Activities of the Managers.** The Managers and affiliates of the Managers may engage in businesses and projects that are competitive with that of the Company and there may be inherent conflicts of interest as a result thereof.

(5)   **Marketing and Distribution.** Although the Company intends to assign and/or sell the Picture to a distributor or distribute the Picture and exploit its rights in various ancillary markets through industry standard methods, there can be no assurance that these efforts will be successful or that the Company will assign and/or sell the rights to a distributor or otherwise successfully distribute and/or otherwise exploit the Picture in various ancillary markets.

(6)   **Competitive Market.** The Picture is targeted at moviegoers, video disc purchasers and renters, digital streaming and download users, as well as cable, satellite, and standard television viewers. This is an extremely competitive market. Many motion pictures are released during a given year. Many utilize the strength of studios and large companies with far greater resources in talent, production, marketing, and distribution than the Company possesses. The Company shall also be competing against other smaller production companies with financing that may be greater than that sought herein.

(7)   **Dependence on Management.** The Company's success depends to a significant degree upon the following key personnel: Jon G. Graham and Joshua Wiley Sims. The loss of Jon G. Graham, Joshua Wiley Sims, or other key members of the development/production team could have a material adverse effect on the project. The Company's success also depends upon its ability to attract and retain highly skilled above-the-line and below-the-line talent, management, and other personnel. Competition for such personnel is intense, and the inability to attract and retain such talent, management, and other

personnel, or the loss of current key talent, management, or other personnel, could materially and adversely affect the Picture's success.

(8) **Lack of Feature Film Experience.** Although the Managers have experience in the motion picture industry, the Company Kind Katie Movie Partners, LLC, which is a new entity formed specifically for the development and production of this Picture, has never before produced, developed or distributed a motion picture.

(9) **Marketability of Units.** Prior to this Offering there has been no market for the Units offered by the Company. There is currently no active market for Units of the Company, and it is unlikely that a market will develop as a result of this Offering. Further, transfers of the Units will be restricted under applicable securities laws and the holder of any Unit(s) cannot expect to be able to readily liquidate such investment in the event of an emergency. Such Unit holders may have to continue to bear the risk of holding the Units for an indefinite period.

(10) **High Degree of Risk.** The motion picture industry is highly speculative and risky. Many motion pictures commence development and production but are unable to complete same due to lack of funding or overages. Many motion pictures that are developed for presentation to a distributor for sale or assignment are not "picked up" (sold or assigned) nor actually distributed even if "picked up." Many motion pictures that are targeted for theatrical release may only obtain direct-to-video or direct-to-cable release. Many motion pictures fail to obtain any release at all. The Unit holders should be prepared to lose their investment as part of the risk of this venture.

(11) **Development and Production.** Particularly as developed and produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees, and equipment and its own budgetary requirements. There are substantial risks associated with film development and production, including death or disability of key personnel, strikes/labor disputes, other factors causing delays, destruction or malfunction of sets or equipment, the inability of personnel to comply with budgetary or scheduling requirements, and physical destruction or damage to the films themselves. Significant difficulties such as these may materially increase the cost of development or production or may cause the entire project to be abandoned, resulting in a total loss of investment to the Unit holders.

(12) **Audience Appeal.** The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its development, production, and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

(13) **Premature Abandonment.** The development, production or distribution of a motion picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production, or distribution of the Picture, including funds expended in connection with the development and packaging of the screenplay and pre-production or production of the Picture.

(14) **Cost Overruns.** The costs of developing and producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and/or artistic personnel, artistic requirements, strikes/labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the Company intends to engage development and production personnel who have demonstrated an ability to complete their assigned responsibilities within the assigned budget, the risk of a motion picture

running over budget is always significant and may have a substantial adverse impact on the profitability of the Picture.

(15) **Distribution**. The profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the Picture or that the Picture can and will be distributed profitably or at all.

(16) **Long Term Project**. The development, production, and distribution of a motion picture involves the passage of a significant amount of time. Development may extend for months. Pre-production on a motion picture may extend for two or three months or more. Principal photography may extend for several weeks or more. Post-production may extend from three to four months or more. Distribution and exhibition of motion pictures generally, and of the Company's Picture specifically, may continue for years before Company gross revenues or distributable cash may be generated, if at all.

(17) **Foreign Distribution**. Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of motion pictures. Also, revenues derived from the distribution of a motion picture in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in Company gross revenues.

(18) **Revenue Stream**. A motion picture typically goes from the producer to the distributor, who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for the private investors with this system is that unless substantial distributor advances are paid upon delivery of a completed motion picture, such investors, who have had their money at risk for the longest time, are at the tail-end of the box office receipts chain. Thus, if the Company, in negotiating a distribution deal, has to rely heavily on a participation in some defined level of the Picture's revenue stream, revenues to the Company, and thus the purchasers of Units, are likely to be the last in line to benefit from such a revenue stream, if any.

(19) **Industry Changes**. The entertainment business in general, and the motion picture business in particular, is undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, videocassettes, video discs, video games, the Internet, the worldwide web, other forms of electronic transmission (i.e., iPods, iPhones, iPads, cell phone and other mobile device downloads), Play Station Portable ("PSP"), and other similar devices. During the last several years, revenues from licensing a motion picture to network television have decreased (and fewer motion pictures are now being licensed for any price to network television), while revenues from pay television, videocassettes, and video discs have increased relative to network. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture industry.

(20) **Additional Sales of Company Units**. Although same is not anticipated, in the event of budget overruns, the Company may need to raise additional capital from sales of additional Units. There can be no assurance that the Company will be successful in raising such funds or, even if the Company is successful in this regard, that such funds will be adequate to complete the Picture.

Investors shall receive recoupment of capital contribution and a return on investment of 20%. Thereafter, following payment of deferrals, if any, the managers / producers will receive Fifty Percent (50%) of the net profits derived from the exploitation of the Picture and the investors, as a group, shall share pro-rata in Fifty Percent (50%) of the net profits derived from the ongoing exploitation of the Picture. The Producers / Managers will therefore dilute the amount of profit participation received by the investors once they have received their initial recoupment plus their respectively agreed interest. See Section entitled "USE OF PROCEEDS" below for further particulars, as well as the Company Operating Agreement.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from production and distribution of a major motion picture. transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY
LLC Units
Kind Katie Movie Partners, LLC provides for a 51% ownership by Jon G. Graham and 49% ownership by Joshua W. Sims. We are seeking $100,000.00 in our first round of fund raising with shares at $100 minimum. Investors will recoup 120% of their investment from Gross Adjusted

profits, then all investors will share a prorated 50% share of Gross Adjusted Profits in perpetuity.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 31, 2017 through [DATE OF SEC FILING]. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Jon Graham 8/15/2017

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Cover Video Transcript:

She's Danced Her Whole Life

Everything Is Leading Up To This Moment

Kind Katie

Based On True Events

Her Dream Was To March As A JSU Marching Ballerina

It Happened … But Not Like She Expected

A Journey Of Faith And Kindness Through Adversity

A Challenge To Put Others First

Her Only Enemy Was Time

Written And Produced By

Jon G. Graham &

Joshua W. Sims

Follow Us On

facebook / twitter / Instagram

@kindkatiemovie

Kind Katie

Now in Development

www.kindkatiemovie.com

VIDEO #1 –Transcript

Hi, in the next two minutes and 30 seconds, I'm gonna tell you about the next huge wave that is coming for Christians to influence culture and the entertainment industry.

In 2004, Mel Gibson took his own money and produced the Passion of the Christ. It has since grossed 600 million dollars, was nominated for four academy awards.Mel Gibson had the means and the vision and Hollywood noticed that Christians will spend money on faith-based films. (source: boxofficemojo.com)

In 2006, Sony Pictures took a chance on Facing the Giants. It has since grossed 10 million

dollars, that's 100 times its production budget. (source: boxofficemojo.com)

The Kendrick brothers had the vision, Sherwood Baptist Church in Albany, Georgia rallied up the funds and Christians everywhere, showed Hollywood, again, that faith-based films have a huge market.

And just like Fireproof, God's Not Dead and Courageous, Kind Katie is a gripping story of faith and inspiration. Believers have proven that they will support faith-based films, but that's only after the film is made.

Unfortunately,the gap between script and screen, is as wide as a movie's budget. Filmmakers have often been limited by their ability to raise funds and governmental restrictions have made it where for the most part, only very wealthy people could be an investor in a film, until now.

There are new regulations that have been in place for less than year, that make it possible for anyone with as little as a hundred dollars, to become an investor in a film. A family of four could go see a movie and get popcorn and a coke, and that will cost about a hundred dollars,or they could invest in a film, and see a film go from script to screen. And really, isn't that a more biblical model?

In the Old Testament, the people raised the money to build the temple. In Acts Chapter Two, all the believers came together so that no one had any need and let's not forget about the parable of the talents in Matthew 25. The point there is, invest what God has given you in kingdom pursuits. And in our context, don't just support something through ticket sales, but actually be a part of helping that film become a reality.

To thebest of our knowledge, Kind Katie is the first faith based film to utilize thisstrategy.

Your groundbreaking $100 investment will definitely, make an impact in the kingdom of God.

There's a lot more I need to tell you, but in order to get all that information to you,you're gonna have to click the links that are on this video. And even if you're not considering investing, we have a special gift for you from Kind Katie movie. But I promise, you really are gonna wanna hear more.

QUICK PITCH VIDEO – TRANSCRIPT

- I've been a filmmaker and producer for about 10 years. And the more I heard about these stories like the school in Nicaragua the scholarships that have been put in place. The way that the Jacksonville State University community rallied around the Carters and continue to do so. I was just so impressed by these stories and that's why recently I have gone to Jason and Amy and I have asked could I have the opportunity to develop Katie's story into a major motion picture? I'm committed to it and I'm looking for folks that might also share that vision. She's a tremendous, tremendous young lady who had a life well lived. And that life needs to be celebrated on screen.

So would you help me do that? Just look through the rest of this website here and the campaign

and consider how you might be a part of these first funds to get Kind Katie in motion picture status real soon.

Thanks.

NewsChannel 9 – TRANSCRIPT

- Well, coming up, remembering the life of a Ringgold girl who was taken too early.

- How one man plans to take stories about Katie Beth Carter and turn those stories into something more. Katie Beth Carter was a 2016 graduate of Heritage High School. Her family said she touched hundreds of lives, they're hoping the film will showcase her kindness.

- Stephanie Santostasi spoke to the producer of the movie today about why Katie's life inspired him.

- [Stephanie] A dancer, college student, daughter, sister and friend to everyone she met. That's who Katie Beth Carter was.

- She was the closest thing to a real life angel.

- [Stephanie] Her younger sister Kimi says the fact Katie Beth isn't here right now still doesn't seem real.

- [Kimi] She just loved people.

- [Stephanie] And she hopes a day never comes where she forgets how her sister looked and acted. Now thanks to movie producer Jon Graham, there's a greater chance she won't.

- I'm hoping that this movie can capture all of that and can capture her laugh and just her little quirks that she did.

- [Stephanie] That's the plan for Graham's movie, Kind Katie.

- The more I learned of this story and the more I saw the results from Katie Beth's life and the impact that she had on so many, I just thought, this is it, this has to be told to the world.

- [Stephanie] Graham met Katie's parents in college. Years later, he married them. He got his inspiration watching stories following Katie's death. One memory from Katie's classmates stood out.

- [Jon] I was so impressed by this one particular news story that you all covered where they went

to Heritage High School, a young man was on camera being interviewed and talked about the notes that Katie had written to her class.

- [Student] The first thing I do when I lose my wallet is I think about losing the paper that she gave me.

- [Stephanie] Kimi and Graham both want this movie to radiate the same kindness written in that precious piece of paper.

- I hope that everybody around the world gets an opportunity to hear the story of Katie Beth.

- [Stephanie] Katie Beth Carter sure left her mark in Ringgold and here at Heritage High School. Graham hopes to have that movie hit theaters by March next year. Reporting in Ringgold, Stephanie Santostasi, news channel nine.

- And Graham says the movie will cost more than $800,000 to produce. If you're interested in auditioning or just want to help out, we've posted his contact information on our website, newschannel9.com.

The Carter Family on "Why Kind Katie" – TRANSCRIPT

- We're so excited because we're getting this opportunity to tell Katie Beth's story through a feature film. And so that's a pretty cool thing.

We have a really good buddy who just approached us and said you know, I just feel like this story needs to be told and we were like yeah, let's sit down and let's do this.

- There are times where Katie was you know, the nicest person that I've ever met and I just adored her, but there are times where we're just yellin' and screamin' at each other and I want to be able to capture all of that. You know, us fighting but also us jamming out to Taylor Swift, you know?

- Everything that Katie did was incredible.

From dance to school to bein'

a manager on a football team. I want to live with kindness and I want to live with compassion and serve people. And that's something Katie did so well. And I not only want myself to do that, but I want other people around me to that. I want them to live with kindness and compassion and care for people around them. And so that's why I'm excited to this kinda take off.

- We feel really strongly that her life is a gift that should be shared with others. And we want to ask you to help us make it possible to share this gift with others. Two ways you can do that. First, if you would just share this video and share this project with your friends, family, business

people, anyone that you think might be interested in investing in this project. And two, if you would consider personally being a part of this. We just really hope that you'll get onboard with us and help us continue to share the gift of Katie Beth.

- And one of the things we felt like Katie Beth did so well is that she lived her life fully. She lived it with all her heart. The other thing she did well was relationship. She just loved people. It didn't matter who they were, didn't matter what was goin' on with 'em. It didn't matter what they had done to her a lot of times. Katie just loved people. And our heart and our desire for this project is that people can see that out of her life. But it's not just somethin' they can see a great story, it's also somethin' that will inspire them and encourage them to go live their life to the fullest and live their life welland love others around them and make their world what it's intended to be.

- So that we can all learn how to live and love like KB.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

REVENUE SHARE PURCHASE AGREEMENT

INVESTOR FINANCING AGREEMENT

The following Investor Financing Agreement (the "Agreement"), which is dated as of %%TODAY%% sets forth the understanding between KIND KATIE MOVIE PARTNERS, LLC ("Producer"), and %%VESTING_AS%% ("Investor"), on the other hand, in connection with Investor's provision of funds to Producer for the purpose of developing, producing, marketing and distributing the motion picture presently entitled "KIND KATIE" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1. Investor Funds.

    1.1. Subject to the terms and conditions of this Agreement, Investor agrees to provide Producer %%VESTING_AMOUNT%% (the "Investor Funds"), which Investor Funds will be applied toward the development, production, marketing and distribution budget of the Picture (the "Budget").

    1.2. Producer will be responsible for securing the remainder of the Budget for the Picture from additional financing contributions (the "Additional Funds"), including but not limited to revenues from other third-party Investors (the "Additional Investors") and other sources, including but not limited to loans or advances against the first revenues of the film (i.e. debt financing), or through pre-sale of distribution rights in any territory, or through monetization of available tax credit benefits.

2. Adjusted Gross Proceeds.

    2.1. Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

    2.2. First, 100 (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and

2.3. following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds. All third-party participations in Net Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of Net Proceeds.

2.3.1. The 50% distribution split assumes that the Investor and Additional Investors contribute the entire Investor Funds and Additional Investor Funds of the project, which is projected to be $1 million (and not to exceed $2 million), to the Producer. To the extent they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Investor and Additional Investors, and the remaining $200,000 is procured by the Producer by some non-investment means (e.g. debt) 80% of the $1 million Budget would have been provided by the Investors, which would result in them receiving 80% of the potential 50% split, or 40% of the Net proceeds, resulting in the Investor and Additional Investors receiving 40% and the Producer receiving 60% to reflect the additional percentage of the Budget procured by non-investment "Filmmaker Funds."

2.4. "Filmmaker Funds" is defined as all the non-investment additional funds required to produce and market the Picture (e.g. loans, advances, minimum guarantees, etc.).

2.5. As used herein, "Gross Proceeds" shall mean any and all amounts, including non-refundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay funds secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of

the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be adjusted every twelve (12) months and amounts deemed by Producer as not needed to cover anticipated expenses will be forwarded for distribution per this Agreement. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3. Copyright. As between Producer and Investor, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4. Risk of Investment. Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any

part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Offering Memorandum provided to investor by Producer, if any, or set forth on the website for the relevant Regulation Crowdfunding portal.

5. Control. As between Producer and Investor, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Investor's Representations, Warranties and Indemnities.

6.1. Investor hereby represents and warrants that: (i) Investor has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Investor has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Investor's ability to perform its obligations hereunder; (iii) Investor has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and found in the "Offering Details" document and in the link to the SEC website labeled "Form C Filings" at www.startengine.com/kindkatie); (iv) Investor has obtained, to the extent Investor deems necessary, Investor's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Investor's financial condition and investment needs; (v) Investor and/or Investor's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Investor and/or Investor's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Investor's satisfaction; (vii) except as set forth above, Investor has relied solely on the information contained in this Agreement, and Investor has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Investor has no intention of selling or otherwise transferring or assigning Investor's interest in this production as set forth herein, and that Investor is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

6.2. Investor shall indemnify, hold harmless, and defend Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Investor herein.

6.3. The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

7.1. Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

7.2. Producer shall indemnify, hold harmless, and defend Investor from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third-party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

7.3. The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity. Investor shall not have the right to issue any press releases or any other publicity with regard to the Picture. Investor understands that Producer is in control of all publicity and promotion of the Picture, including the timing of such publicity, and therefore agrees not to post or publish, on the Internet, social media, or otherwise, any information, photos or videos regarding the Picture or Producer, unless specifically authorized by Producer to do so.

9. Resales. Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

9.1. To the Producer;

9.2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

9.3. As part of an offering registered under the Securities Act with the SEC; or

9.4. To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

10. Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Producer and the Investor. Agreement the foregoing, the Investor may not assign, pledge, or otherwise transfer this Agreement without the prior written consent of the Producer. Subject to the preceding sentence, this Agreement may be transferred only upon surrender of the original Agreement for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Producer. Thereupon, a new agreement for the same principal amount will be issued to the transferee.

11. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to:

KIND KATIE MOVIE PARTNERS LLC

Attn: Jon G. Graham or Joshua Wiley Sims

3973 Foxglove Road

Tucker, Georgia 30083

Address For Notices to Investor:

%%SUBSCRIBER_DETAILS%%

Investor agrees to accept service of process at the address provided to Producer. Investor may opt to receive electronic notices in the ordinary course of business, where applicable regarding anything which does not require an original signature or official certification, by providing Producer with Investor's preferred email address for such notices.

12. Miscellaneous.

12.1. It is expressly understood, agreed and covenanted that the parties do not by this

Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

12.2. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

12.3. This Agreement shall be governed by the laws of the State of Georgia applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in Atlanta, Georgia to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

12.4. This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

12.5. In the event that Investor should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

12.6. No Injunctive Relief: Investor agrees that under no circumstances shall Investor have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

12.7. In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

12.8. This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

INVESTOR:

Producer	Investor
%%ISSUER_SIGNATURE%%	%%INVESTOR_SIGNATURES%%
Signature of Authorized Representative	Signature of Authorized Representative
KIND KATIE MOVIE PARTNERS, LLC	%%VESTING_AS%%
Printed name of Authorized Representative	Printed name of Authorized Representative